13012799

SEC Mail Processing Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lureen (610) 889-2066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Lureen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Financial Systems, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kristin M. Wallack, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 27, 2014
Member, Pennsylvania Association of Notaries

Kristin M Wallack
Notary Public

Brian K. Lureen
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

MorisonCogen LLP
Certified Public Accountants • Business Consultants

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

CONTENTS

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Morison Cogen LLP

Bala Cynwyd, PA
February 21, 2013

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 13,257	$ 24,959
Commissions receivable	19,743	23,015
Receivable from broker-dealer	3,000	10,000
TOTAL ASSETS	$ 36,000	$ 57,974
LIABILITIES		
CURRENT LIABILITIES		
Due to parent company	$ 9,404	$ 23,462
Commissions payable and accrued expenses	10,228	3,054
TOTAL LIABILITIES	19,632	26,516
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	335,870	303,370
ACCUMULATED DEFICIT	(344,502)	(296,912)
TOTAL STOCKHOLDER'S EQUITY	16,368	31,458
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 36,000	$ 57,974

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions and other income	$ 346,637	$ 2,566,490
OPERATING EXPENSES	(394,227)	(2,681,811)
NET LOSS	$ (47,590)	$ (115,321)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2011	$ 25,000	$ 303,370	$ (181,591)	$ 146,779
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2011	-	-	(115,321)	(115,321)
BALANCE - DECEMBER 31, 2011	25,000	303,370	(296,912)	31,458
ADDITIONAL PAID-IN CAPITAL	-	32,500	-	32,500
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2012	-		(47,590)	(47,590)
BALANCE - DECEMBER 31, 2012	$ 25,000	$ 335,870	$ (344,502)	$ 16,368

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (47,590)	$ (115,321)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Disposal of property and equipment	-	2,288
(Increase) decrease in assets		
Commissions receivable	3,272	1,194,180
Receivable from broker-dealer	7,000	(10,000)
Increase (decrease) in liabilities		
Due to parent company	(14,058)	23,462
Commissions payable and accrued expenses	7,174	(1,091,994)
Net cash provided by (used in) operating activities	(44,202)	2,615
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	32,500	-
NET CHANGE IN CASH	(11,702)	2,615
CASH - BEGINNING OF YEAR	24,959	22,344
CASH - END OF YEAR	$ 13,257	$ 24,959

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivables from Broker-dealers
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Depreciation
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates
Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function in 2012.

"S" Election
The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income
The company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income, comprehensive income is equal to net income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The company follows FASB Accounting Standards Update No. 2009-06, *Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes* FASB ASC 740 prescribes guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold. There were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year. Tax years from 2009 through 2012 remain subject to examination by major tax jurisdictions.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 21, 2013, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Deposit Insurance Corporation limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – CONCENTRATION OF REVENUE SOURCE

During the year ended December 31, 2012, four revenue sources constituted approximately 75% of total revenue. At December 31, 2012, amounts due from these sources comprised 13% of the commissions receivable.

During the year ended December 31, 2011, one revenue source constituted approximately 73% of total revenue. At December 31, 2011, amounts due from this source comprised 0% of the commissions receivable.

NOTE 4 – RELATED PARTY TRANSACTIONS

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $53,483 and $241,632 for the years ended December 31, 2012 and 2011. At December 31, 2012 and 2011, the company owed its parent $9,404 and $23,462 for such services.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

NOTE 5 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. At December 31, 2012, the company had net capital as defined under Rule 15c3-1 of $16,148, which was $11,148 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Total stockholder's equity qualified for net capital	$	16,368
DEDUCTIONS		
Non-allowable assets		
Commissions receivable	$	220
NET CAPITAL	$	16,148
AGGREGATE INDEBTEDNESS	$	19,632
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (BASED ON AGGREGATE INDEBTEDNESS)	$	1,309
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$	5,000
NET CAPITAL REQUIREMENT	$	5,000
EXCESS NET CAPITAL	$	11,148
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		121.58%

The Form X-17a-5 reconciliation is not included as there are no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed under section (k)(2)(ii) of SEC Rule 15c3-3.

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedule of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 21, 2013

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com

MorisonCogen LLP
Certified Public Accountants • Business Consultants

An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Heritage Financial Systems, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you in evaluating Heritage Financial Systems, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Heritage Financial Systems, Inc.'s management is responsible for Heritage Financial Systems, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 21, 2013

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com